SILVESTRE LAW GROUP, P.C.

2629 Townsgate Road, Suite 215

Westlake Village, CA 91361

(818) 597-7552

Fax (805) 553-9783

November 2, 2020

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Inspyr Therapeutics, Inc.

Preliminary Information Statement on Schedule 14C

Filed October 16, 2020

File No. 000-55331

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Inspyr Therapeutics, Inc. (“Company”) in response to your comments received on October 30, 2020 with regard to the above referenced filing. This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide.

1. Proposal No. 1: Amendment to Certificate of Incorporation, page 4 – Please revise to state specifically whether you have any current plans, proposals or arrangements, written or oral, to issue any of the additional authorized shares of common stock that would become available as a result of the charter amendment.

Response: The Company has revised its disclosure and filed Amendment No. 1 to the Preliminary Information Statement on Schedule 14C to state that other than with regard to the issuance of shares upon the conversion of outstanding debentures, the Company has presently no plans, proposals, or arrangements to issue any additional shares of Common Stock being authorized hereunder.

I hope the foregoing addresses the Staff’s concerns. Should you require additional information, feel free to contact the undersigned at 805.402.7494 or via email at rsilvestre@silvestrelaw.com.

Sincerely,

Silvestre Law Group, P.C.

/s/ Raul Silvestre
Raul Silvestre